Mail Stop 3561

      							February 2, 2006

Stephen K. Radusch
Chief Financial Officer
Chadmoore Wireless Group, Inc.
2458 E. Russell Road, Suite B
Las Vegas, NV 89120

	Re:  Chadmoore Wireless Group, Inc.
	Item 4.02 Form 8-K
      Filed January 30, 2006
	File No. 000-20999

Dear Mr. Radusch:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you intend to file an amended Form 10-KSB for the year ended December 31, 2004. Please confirm that you also intend to file amended Forms 10-QSB for the quarters ended March 31, 2005 and
June 30, 2005.  Also tell us when you will file these amendments.




2. Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to
Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. Please amend your Form
8-K to file this letter as an exhibit no later than two business days after you receive it.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please contact Kenya Wright Gumbs at
(202) 551-3373.

								Sincerely,



								Robert S. Littlepage
								Accountant Branch Chief



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Stephen K. Radusch
Chadmoore Wireless Group, Inc.
February 2, 2006
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